

December 1, 2009

Mr. Peter Tiedemann
Chief Financial Officer
Olympus Pacific Minerals Inc.
10 King Street East, Suite 500
Toronto, Ontario
Canada, M5C 1C3

> **Re:** **Olympus Pacific Minerals Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-52324**

Dear Mr. Tiedemann:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Operating Results, page 43

Current Trends, Uncertainties, or Events That Could Impact Company Results, page 45

1.   In paragraph 2 of this section, you state that management has determined that self-funding is the preferred option. However, in the following paragraph, you state that management has decided not to fund Phuoc Sun operations internally. Please advise or revise regarding this discrepancy.

Directors, Senior Management, and Employees, page 49

Directors and Senior Management, page 49

2.   Revise to provide enhanced biographical sketches for each listed individual. For example, disclose each person's age or date of birth and the date each began to serve the company in his or her current role. Refer to Items 6.A.1 and 6.A.2 of Form 20-F. In addition, revise your chart to incorporate any related information.

Termination Agreements for Directors and Senior Officers, page 53

3.   We note that you have entered into management contracts with your senior officers. In addition, we note that you have filed the employment agreements with Mesrrs. Le-Dao, Jones, and Hamilton. Please file the employment agreements with your other senior officers, or explain why these do not need to be filed.

Termination, page 53

4.   Clarify what you mean by "fees payable" in the first paragraph, page 53. It is not clear whether you are referring to salaries only or other payments as well.

Stock Option Plan, page 55

5.   We note that your shareholders approved a new stock option plan in June 2007. On page 73 of this Form 20-F, you list this new plan as Exhibit 3.18 and refer investors to your Form 20-F for fiscal 2007. However, it does not appear that you filed this plan in your Form 20-F for fiscal 2007. Please file this plan or explain why it does not need to be filed.

Details of Share Ownership, page 57

6.   Include footnotes for each of David and John A.G. Seton indicating their ultimate beneficial holdings.

Major Shareholders and Related Party Transactions, page 58

7.   Please identify in footnote one the beneficial owner of the shares held by Dragon Capital Group.

Related Party Transactions, page 59

8.   We note that you paid various amounts in 2008 to companies controlled by
        several of your senior officers for management, consulting, and legal fees. Please
        explain whether these amounts are included in your compensation table on page
        52. In this regard, we note that Item 6.B.1 of Form 20-F requires disclosure of the
        amount of compensation paid "for services in all capacities to the company and its
        subsidiaries."

Quantitative and Qualitative Disclosures About Market Risk, page 70

9.   We note you refer to your risk factor disclosures for purposes of complying with
        the disclosure requirements of Item 11 of Form 20-F. However within the risk
        factor discussion, it does not appear that you have provided both a qualitative and
        quantitative discussion about market risk as it pertains to commodity price risk
        and foreign currency exchange risk. Please revise your disclosure as necessary to
        fully comply with the requirements of Item11 of Form 20-F.

Controls and Procedures, page 71

10.   We note you concluded that your disclosure controls and procedures were
        effective. However, you do not indicate the date your officers reached the
        conclusion on the effectiveness of your disclosure controls and procedures which
        should be as of December 31, 2008. Please revise your disclosure as necessary to
        comply with Item 15T(a) of Form 20-F.

11.   We note your officers concluded that your disclosure controls and procedures
        "…are effective in providing such reasonable assurance…" that "…material
        information relating to the Company is made known to it in a timely manner,
        particularly during the period in which the annual filings are being prepared…."
        This representation implies a limitation on the scope of your conclusion and does
        not address the assessment made as of the end of the fiscal year.

12.   If you are going to include a representation about *how* the disclosure controls and
        procedures are effective, rather than conclude only on whether they were effective
        or not effective, then you should use the appropriate language, as expressed in
        Rule 13a-15(e) of Regulation 13A, (i.e. "…controls and other procedures of an
        issuer that are designed to ensure that information required to be disclosed by the
        issuer in the reports that it files or submits under the Act…is recorded, processed,
        summarized and reported, within the time periods specified in the Commission's
        rules and forms." and "…controls and procedures designed to ensure that
        information required to be disclosed by an issuer in the reports that it files or
        submits under the Act is accumulated and communicated to the issuer's

management…as appropriate to allow timely decisions regarding required disclosure.")

13.   We note that you filed your Chief Executive Officer and Chief Financial Officer certifications under Item 19 of Form 20-F. Please revise these certifications to include the introductory language of paragraph 4, pertaining to their responsibility for establishing and maintaining internal control over financial reporting as set forth in Exhibit Instruction 12.

14.   Please disclose any changes in your internal control over financial reporting that occurred during the period covered by your annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 15T(c) of Form 20-F for additional guidance.

Financial Statements

Note 16 - Differences from Generally Accepted Accounting Principles, page F-23

a) Exploration and Development Expenditures, page F-24

15.   We note your disclosure in which you state that under U.S. GAAP, "…exploration and development expenditure incurred on properties where mineralization has not been classified as a proven and probable reserves under SEC Industry Guide No. 7 are expensed as incurred…." We also note you capitalize exploration and development costs on properties with proven and probable reserves, resulting in a deferred exploration and development costs in the amount of $3,518,324 in your U.S. GAAP reconciliation as of December 31, 2008.

Under U.S. GAAP, the costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized. On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred regardless of the existence of reserves or the stage of development of the business enterprise. Therefore, the accounting treatment that you describe for exploration and development costs does not reflect sufficient distinction in the character of these costs for U.S. GAAP purposes.

Please modify your accounting policy disclosure for U.S. GAAP as necessary to differentiate between exploration, development, and production costs, and to ensure correlation of these terms with your reserve findings and stage of operations, based on the definitions set forth in Industry Guide 7. In addition, please tell us any changes that you would need to make to your U.S. GAAP reconciliation to comply with this guidance.

b) Production Start Date, page F-24

16.   We note your disclosure on page 45 in which you state that proceeds received in 2008 from the sale of gold from projects not yet in commercial production were netted against deferred development costs. For U.S. GAAP purposes proceeds received from the sale of minerals, irrespective of whether you are in the production phase should be recognized as revenue on your consolidated statements of operations. Please tell us why you have not addressed this difference in accounting at Note 16.

Engineering Comments

General

17.   As it appears that your web site contains disclosure about adjacent or other properties on which you have no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

> ***"This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's disclosure guidelines generally preclude including information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."***

Please indicate the location of this disclaimer on your website in your response.

Resource and Reserve Estimates, page 40

18.   We note you include resource estimates in your reserve/resource tables for your Bong Mieu property. With the passage of National Instrument 43-101 (NI 43-101) in Canada, we will not object if you wish to disclose estimates other than those based on the reserve definitions in Industry Guide 7, provided that you have complied with NI 43-101, under the exception described in Instruction 3 to paragraph (b)(5) of Industry Guide 7. Please note that under NI 43-101 the historical terminology disclosure should include the following information:

- Identifies the source and state of the historical estimate
- Comments on the relevance and reliability of the historical estimate

- States whether the historical estimate uses categories other than those prescribed by NI 43-101

- Includes any more recent estimates or data available.

  Please revise your disclosure accordingly.

19. A review of your technical reports referenced in this and other sections indicates that additional minerals may be included in your reserve estimates such as silver, lead, zinc, tungsten, and fluorine. Please update your reserve estimates and include the minerals that are or have potential economic significance to your operations.

20. Please disclose the following information within or adjacent to your reserve tables:

- A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

- The metallurgical recovery factor for each of your mines.

- All historic three-year average commodity prices and currency conversion factors that were used to estimate your reserves.

- The percentage of your ownership of each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share.

- A statement indicating whether your resource estimates are inclusive of exclusive of your reserve estimates.

21. Please disclose your annual production to comply with Instruction 3 to Item 102 of Regulation S-K. In addition, please disclose how your annual production reconciles to prior estimates for the period included in your technical reports, and indicate how the differences have been taken into account in your updated reserve estimates.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551-3476, Jenifer Gallagher at (202) 551-3706, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact John Lucas at (202) 551-5798, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director